                                                                  EXHIBIT (e)(4)

March 10, 2000
PERSONAL & CONFIDENTIAL
Board of Directors
Wave Technologies International, Inc.
10845 Olive Boulevard, Suite 250
St. Louis, MO 63141

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock (the "Common Stock") of Wave Technologies International, Inc. (the "Company") (other than Parent (as defined below) and its affiliates) of the cash consideration to be received by holders of Common Stock, pursuant to an Agreement and Plan of Merger to be dated as of March 10, 2000 (the "Agreement") among the Company, Thomson US Holdings, Inc. (the "Parent") and WTI Acquisition Corporation (the "Purchaser"), a wholly owned subsidiary of the Parent. The Agreement provides for (i) the commencement by Purchaser of a tender offer (the "Tender Offer") to purchase shares of Common Stock at a price of $9.75 per share, net to seller in cash (the "Offer Price"), and (ii) the subsequent merger (the "Merger") of the Purchaser into the Company in which each remaining share of Common Stock will be converted into the right to receive the Offer Price in cash. The Tender Offer and the Merger are collectively referred to as the "Transaction." The terms and conditions of the Transaction are more fully set forth in the Agreement.

     U.S. Bancorp Piper Jaffray, Inc. ("USB Piper Jaffray"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for services which is contingent upon consummation of the Transaction. We will also receive a fee for providing this opinion. This opinion fee is not contingent upon the consummation of the Transaction. The Company has also agreed to indemnify us against certain liabilities in connection with our services. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company and Thomson Corp., an affiliate of Parent, for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We have performed for a fee various investment banking services for the Company in the past.

     In arriving at our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary and appropriate under the circumstances. We have reviewed the draft received March 8, 2000 of the Agreement. We also have reviewed financial and other information that was publicly available or furnished to us by the Company, including information provided during discussions with the management of the Company. In addition, we have compared certain financial data of the Company with various other companies whose securities are traded in public markets, reviewed prices and premiums paid in certain other business combinations and conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     We have relied upon and assumed the accuracy and completeness of the financial statements and other information provided to us or otherwise made available to us and have not assumed responsibility independently to verify such information. The Company does not publicly disclose internal financial information of the type provided to us in connection with the Transaction. Such information was prepared for financial planning purposes and was not prepared with the expectation of public disclosure. We have relied upon the assurances of the Company's management that the information provided has been prepared on a reasonable basis in accordance with industry practice, and, with respect to financial planning data, reflects the best currently

March 10, 2000
Page  2

available estimates and judgment of the Company's management and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that neither the Company nor the Parent are party to any pending transaction, including external financing, recapitalizations, acquisitions or merger discussions, other than the Transaction or in the ordinary course of business. We have also assumed that the Transaction will be taxable for federal tax purposes to the holders of Common Stock. In arriving at our opinion, we have assumed that all the necessary regulatory approvals and consents required for the Transaction will be obtained in a manner that will not change the per share Offer Price.

     In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities of the Company, and have not been furnished with any such appraisals or valuations. We express no opinion regarding the liquidation value of the Company. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject and, at the Company's direction and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

     This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Common Stock have traded or may trade at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

     This opinion is directed to the Board of Directors of the Company and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote on the proposed Merger or whether such stockholder should tender its shares of Common Stock into the Tender Offer. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction. Except with respect to the use of this opinion in connection with the Schedule 14D-9 relating to the Tender Offer, this opinion shall not be published or otherwise used, nor shall any public references to us be made, without our prior written approval.

     Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the cash consideration to be paid for the shares of Common Stock of the Company in the proposed Transaction pursuant to the Agreement is fair, from a financial point of view, to the holders of Common Stock of the Company (other than Parent and its affiliates) as of the date hereof.
Sincerely,
/s/ U.S. Bancorp Piper Jaffray Inc.
U.S. Bancorp Piper Jaffray Inc.